Publication: South China Morning Post **Date:** 11 Dec 03
Page: Classified 3 82-836 **Where Published:** Hong Kong

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

CONNECTED TRANSACTION

UNSECURED LOAN FACILITY BY FIRST PACIFIC COMPANY LIMITED TO METRO PACIFIC CORPORATION

The Board announces that on 10th December 2003, First Pacific has agreed to provide the Facility to MPC in order to provide MPC with the cash resources required to meet general working capital requirements.

The Facility is repayable on demand at any time and in any event by no later than 31st December 2005. If no demand is made prior to 31st December 2005, the outstanding principal amount of the Loan, together with all interest accrued thereon, is repayable on that date. It is anticipated that MPC will make repayment out of the proceeds of the disposal of certain property interests.

The Transaction constitutes a connected transaction for First Pacific because the First Pacific Group has an aggregate direct and indirect attributable economic interest of 80.6 per cent in MPC, and that certain Directors, who are also shareholders of First Pacific, namely Messrs. Manuel V. Pangilinan and Edward A. Tortorici, are directors and shareholders of MPC holding, in aggregate, of approximately 0.1 per cent of MPC. However, as the consideration for the Transaction is less than the higher of HK$10 million or 3 per cent of the consolidated net tangible assets, no independent First Pacific shareholders' approval is required.

The directors of First Pacific (including the independent non-executive directors) consider that the Transaction was made on normal commercial terms, that such terms were fair and reasonable and that the Transaction was in the best interests of First Pacific and its shareholders. Details of the Transaction will be included in the annual report to be issued by First Pacific for the year ending 31st December 2003 in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

PRINCIPAL TERMS OF THE FACILITY

The principal terms of the Facility, which have been arrived at on an arm's length basis and are on normal commercial terms and which are considered by the Board as fair and reasonable, are as follows:–

Lender:	FPIL
Borrower:	MPC
Maximum Aggregate Principal Amount:	up to HK$10.0 million.
Interest:	9 per cent per annum, payable monthly in arrears. Interest shall accrue on the basis of the actual number of days elapsed and a 365-day year.
Default Interest:	12 per cent per annum, payable monthly in arrears. Default interest shall accrue on the basis of the actual number of days elapsed and a 365-day year.
Drawdown Period:	The Facility will be available for drawdown, on one occasion up to 31st December 2003 by MPC giving not less than 2 Business Days' prior written notice to FPIL.
Maturity:	The Loan is repayable on demand by FPIL at any time. If no demand is made prior to 31st December 2005, the outstanding principal amount of the Loan, together with all interest accrued thereon and other monies due, is repayable on that date.
Tax:	Any payments by MPC shall be made free and clear of any deductions or withholdings or set-off or counterclaim and MPC shall gross-up in order for FPIL to receive interest net of any withholding or deduction.
Security	Unsecured.

REASONS FOR AND BENEFITS OF THE FACILITY

The Board has been informed by MPC that it has explored other financing alternatives including equity and equity-linked financing and bank borrowings. However, in view of the difficult funding conditions for Philippine companies in general and having also considered the timing of the funding need of MPC, the Directors are of the view that it is in the interest of MPC and the First Pacific Group as a whole to proceed with the Facility. With a final maturity of 31st December 2005, the Facility is intended to allow the Metro Pacific Group to meet general working capital requirements.

IMPLICATIONS FOR FIRST PACIFIC

The funding of the Facility will utilise not more than HK$10.0 million of the First Pacific's available cash resources.

The Board noted that upon the closing of the Larouge Transaction on 17th April 2003, whereby the principal amount of the Larouge Loan, being an amount equivalent to US$90.0 million (HK$702.0 million) has been repaid by MPC. However, with the approval of the Company's shareholders at its Special General Meeting held on 19th March 2003, the unpaid amount equivalent to Pesos 721.5 million (US$13.1 million; HK$102.3 million), representing Larouge's cost of funds in respect of the Larouge Loan accruing up to 17th April 2003, has been outstanding and continue to constitute an unsecured debt repayable on demand owed by MPC to Larouge. No further interest has been accrued on this amount since 17th April 2003. It is anticipated that this outstanding amount will be repaid either through an exchange of properties or from the sale of certain property interests. Currently, there has not been any arrangement for the repayment of the outstanding Larouge Loan interest. Save as disclosed above, there is no other facility or loan outstanding between Metro Pacific Group and the First Pacific Group.

The Board has been informed by the directors of MPC that, following drawdown under the Facility, MPC will be able to generate, from operations and asset disposals, sufficient cash to service the interest payments in respect of the Facility and to repay the Facility in full in accordance with its terms and meet its other debt obligations as they fall due. The provision of the Facility at this time is expected to enable MPC to effect an orderly disposal of assets and the implementation of other restructuring measures in a manner which, is anticipated to ultimately result in improved returns to MPC and its shareholders. Accordingly, based on the information provided by the directors of MPC and having carefully considered the implications of the Transaction, the Board considers that it is in the best interests of First Pacific's shareholders for First Pacific to provide the Facility to MPC.

The directors of First Pacific (including the independent non-executive directors) consider that the Transaction was made on normal commercial terms, that such terms were fair and reasonable and that the Transaction was in the best interests of First Pacific and its shareholders.

CONNECTED TRANSACTION

The Transaction constitutes a connected transaction for First Pacific because the First Pacific Group has an aggregate direct and indirect attributable economic interest of 80.6 per cent in MPC, and that certain Directors, who are also shareholders of First Pacific, namely Messrs. Manuel V. Pangilinan and Edward A. Tortorici, are directors and shareholders of MPC holding, in aggregate, of approximately 0.1 per cent of MPC. However, as the consideration for the Transaction is less than the higher of HK$10 million or 3 per cent of the consolidated net tangible assets, no independent First Pacific shareholders' approval is required. Details of the Transaction will be included in the annual report to be issued by First Pacific for the year ending 31st December 2003 in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

DEFINITIONS

In this Announcement, unless the context otherwise requires, the following expressions shall have the following meanings:-

"Board"	the board of directors of First Pacific;
"Business Days"	days (other than Saturdays or Sundays) on which banks are open for business in Hong Kong and Manila;
"Directors"	the directors of First Pacific;
"Facility"	the unsecured facility up to an aggregate principal amount of HK$10.0 million (equivalent to approximately Pesos 70.5 million) to be granted by FPIL to MPC under the Facility Agreement;
"Facility Agreement"	the Facility Agreement dated 10th December 2003 entered into by FPIL and MPC;
"First Pacific" or "the Company"	First Pacific Company Limited, a company incorporated in Bermuda whose securities are listed on the Stock Exchange;
"First Pacific Group"	First Pacific and its subsidiaries, including the Metro Pacific Group;
"FPIL"	First Pacific International Limited, a company incorporated under the laws of the Hong Kong Special Administrative Region of the People's Republic of China, and which is a wholly owned subsidiary of the Company;
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the People's Republic of China;
"Larouge"	Larouge B.V., a company incorporated under the laws of the Netherlands, and which is a wholly owned subsidiary of the Company;
"Larouge Loan"	the short term loan facility in an aggregate principal amount of US$90.0 million (HK$702.0 million) advanced to MPC by Larouge under a facility agreement dated 26th March 2001, as amended pursuant to a Deed of Amendment and Reconfirmation dated 31st October 2001 entered into between MPC and Larouge and as further amended, to exclude all payments other than the principal payable to Larouge thereunder, by the Larouge Loan Supplemental Deed dated 8th February 2003. The principal amount has been fully repaid on 17th April 2003;
"Larouge Transaction"	the transactions contemplated under the Assignment Agreement dated 8th February 2003 entered into between Larouge, Evergreen Holdings, Inc., Ayala Land, Inc. and Greenfield Development Corporation in relation to the sale and assignment of the Larouge Loan and pledged 50.4 per cent shareholding in Bonifacio Land Corporation to Evergreen Holdings, Inc. and Ayala Land, Inc. The transactions were completed on 17th April 2003;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Loan"	the aggregate principal amount of the loan to be made by FPIL to MPC pursuant to the Facility;
"Metro Pacific Group"	MPC and its subsidiaries;
"MPC"	Metro Pacific Corporation, a corporation established under the laws of the Republic of the Philippines and the securities of which are listed on the Philippine Stock Exchange, and in which the First Pacific Group has an aggregate direct and indirect attributable economic interest of approximately 80.6 per cent;
"Pesos"	Philippine Pesos, the lawful currency of the Republic of the Philippines;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transaction"	the Facility Agreement and the transactions contemplated thereby; and
"US$"	United States dollars, the lawful currency of the United States of America.

For illustration purposes, translations of amounts have been made on an approximate basis at the rates of US$1 = Pesos 55.0 = HK$7.8. Percentages, and figures expressed in billions and millions, have been rounded. All such translations have been made on an approximate basis and are subject to roundings and no representation is made that the amounts referred to herein could have been, or could be converted at any particular rate, the rates so specified or at all.

By Order of the Board
FIRST PACIFIC COMPANY LIMITED
Manuel V. Pangilinan
Managing Director and CEO

Hong Kong, 10th December 2003